mayne

[redacted]

06014083

Mayne Pharma Limited
ABN 58 097 064 330

GPO Box 2997 Melbourne
Victoria 3001 Australia
Level 21 390 St Kilda Road
Melbourne Victoria 3004
Australia
Telephone +61 3 9868 0700
Facsimile +61 3 9868 0868
www.maynepharma.com

SEC MAIL PROCESSING
RECEIVED
JUN 05 2006
WASH, D.C. 190 SECTION

29 May 2006

Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549

Dear Sir/Madam

SUPPL

Re: Lodgment under Rule 12g3-2(b), Securities Exchange Act 1934

We refer to our application for exemption from SEC registration dated 28 October 2005.

Our company was recently granted such exemption under Rule 12g3-2(b), Securities Exchange Act 1934. Our SEC File Number for this purpose is 82-34935.

We enclose all information required by Rule 12g3-2(b) in accordance with the terms of our exemption, including all relevant documents since the date of our initial submission. A schedule of these documents is attached.

We intend to provide filings on a quarterly basis in compliance with the above requirement. However, if the information is material, we will notify the SEC promptly.

Sincerely

Dimitri Kiriacoulacos
General Counsel & Company Secretary
Mayne Pharma Limited
Telephone: 03 9868 0164
Fax: 03 9868 0166
Email: dimitri.kiriacoulacos@au.maynepharma.com

PROCESSED
JUN 06 2006
THOMSON
FINANCIAL

dw 6/6

PC6535 11/05

Schedule 1 – Documents filed with the Australian Stock Exchange (23 Feb 2006 to 29 May 2006)

Date	Title
22/05/2006	Change of Director's Interest Notice
22/05/2006	Change of Director's Interest Notice
22/05/2006	Change of Director's Interest Notice
22/05/2006	Change of Director's Interest Notice
22/05/2006	Mayne Pharma receives positive UK Court decision
05/05/2006	Open Briefing Mayne CEO on Strategic Review
05/05/2006	Strategic Review Presentation
24/04/2006	Change of Director's Interest Notice
24/04/2006	Change of Director's Interest Notice
24/04/2006	Change of Director's Interest Notice
24/04/2006	Change of Director's Interest Notice
21/03/2006	Change of Director's Interest Notice
21/03/2006	Change of Director's Interest Notice
21/03/2006	Change of Director's Interest Notice
21/03/2006	Change of Director's Interest Notice

DOCUMENTS FILED WITH THE AUSTRALIAN STOCK EXCHANGE
(23 FEB 2006 TO 29 MAY 2006)

Index

No.	Date	Title
1	22/05/2006	Change of Director's Interest Notice
2	22/05/2006	Change of Director's Interest Notice
3	22/05/2006	Change of Director's Interest Notice
4	22/05/2006	Change of Director's Interest Notice
5	22/05/2006	Mayne Pharma receives positive UK Court decision
6	05/05/2006	Open Briefing Mayne CEO on Strategic Review
7	05/05/2006	Strategic Review Presentation
8	24/04/2006	Change of Director's Interest Notice
9	24/04/2006	Change of Director's Interest Notice
10	24/04/2006	Change of Director's Interest Notice
11	24/04/2006	Change of Director's Interest Notice
12	21/03/2006	Change of Director's Interest Notice
13	21/03/2006	Change of Director's Interest Notice
14	21/03/2006	Change of Director's Interest Notice
15	21/03/2006	Change of Director's Interest Notice

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/05/2006

TIME: 09:49:28

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Martin Sime
Date of last notice	24 April 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 May 2006
No. of securities held prior to change	16,394
Class	Ordinary
Number acquired	885
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,283.30
No. of securities held after change	17,279
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for the purposes of the Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/05/2006

TIME: 09:49:17

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Willcox
Date of last notice	24 April 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 May 2006
No. of securities held prior to change	55,268
Class	Ordinary
Number acquired	2,124
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,479.92
No. of securities held after change	57,392
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for purposes of Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/05/2006

TIME: 09:48:13

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Rowan McRae Russell
Date of last notice	24 April 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 May 2006
No. of securities held prior to change	58,469
Class	Ordinary
Number acquired	1,062
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,739.96
No. of securities held after change	59,531
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for the purposes of the Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/05/2006

TIME: 09:48:13

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lia Scheinkestel
Date of last notice	24 April 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 May 2006
No. of securities held prior to change	27,238
Class	Ordinary
Number acquired	804
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,074.32
No. of securities held after change	28,042
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for purposes of Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/05/2006

TIME: 08:38:40

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Mayne Pharma receives positive UK Court decision

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

ASX and Media release

22 May 2006

Mayne Pharma receives positive UK Court decision for oxaliplatin products

Mayne Pharma (ASX: MYP) today announces that the UK High Court has ruled in its favour with respect to the case concerning the patents for its oxaliplatin products. The ruling clears the way for Mayne Pharma to launch oxaliplatin in the United Kingdom subject to regulatory approval.

Oxaliplatin, sold under the brand name Eloxatin®, is a core anti-cancer product used in the treatment of stage III and metastatic colorectal cancer. In 2005 oxaliplatin generated sales of approximately US$1.5 billion growing 28% over the prior year (source: IMS health MAT Dec 2005). The European market for oxaliplatin has a value of approximately US$500m and oxaliplatin generated sales in the United Kingdom of approximately US$21 million last year. It is expected that Sanofi Aventis will appeal the UK court's decision.

Mayne Pharma's Chief Executive Officer and Managing Director, Dr Thierry Soursac said, "this is a terrific outcome for Mayne Pharma that clearly supports our vision and strategy to focus on oncology patients. The UK oxaliplatin case is part of our broader intellectual property strategy to leverage our expertise and know how in the development and commercialisation of core chemotherapy products."

Mayne Pharma received approval for its oxaliplatin product in Estonia in March 2006 and has filed for approval in Europe through the mutual recognition program.

Contact Details:

Dr Jihad Manai
Executive Senior Vice President
Corporate Communications and
Public Affairs
Ph: +44 207 420 8400
Mob: +44 792 045 4228

Lawrence Hamson
Vice President
Investor Relations

Ph: + (03) 9868 0380
Mob: + 0407 335 907

About Mayne Pharma:

Mayne Pharma Limited focuses on the development, manufacture, sale and distribution of medicines used by oncologists. The company is listed on the Australian Stock Exchange under the code "MYP".

Mayne Pharma's product portfolio has been built on world class process development capabilities in the two families of drugs that are commonly used in the treatment of cancer today: taxanes and platinum derivatives. The company has also expanded from its origins in generic chemotherapy medicines to related therapeutic drugs used by oncologists in the treatment of cancer such as antibiotics and pain management.

On the back of this expertise, Mayne Pharma has expanded from Australia so that it now distributes its products in more than 65 countries around the world. It has established strong commercial footholds especially in Europe and Asia Pacific. In North America, Mayne Pharma is the second largest supplier of generic, injectable oncology medicines in Canada and the company has a small and developing position in the United States that provides future opportunity to grow.

Mayne Pharma was demerged from Mayne Group Limited so the business could focus on its core competencies and have increased flexibility to implement appropriate strategies and a capital structure that would help facilitate its continued success.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/05/2006

TIME: 09:27:53

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Open Briefing Mayne CEO on Strategic Review

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

corporatefile.com.au

Mayne Pharma Limited
Level 21
390 St Kilda Road
Melbourne, VIC 3004

Date of lodgement: 05-May-2006

Title: Open Briefing®. Mayne. CEO on Strategic Review

Record of interview:

corporatefile.com.au
Mayne Pharma Limited today announced the results of the strategic review you initiated when you were appointed CEO. Can you briefly summarise your strategic priorities following the review?

CEO Thierry Soursac
Our vision is to establish Mayne Pharma as the global leader in developing, manufacturing and also commercialising pharmaceutical products prescribed by oncologists for their patients. To achieve this, our strategy is based on three pillars. The first is to strengthen our core business and align it with our vision. The second is to quickly establish a specialty oncology business primarily through in-licensing and acquisition of already commercialised products that generate revenues and positive cash flows. And the third is to secure a strong pipeline of specialty oncology products through internal development.

Because our core competencies and strengths are already in generic oncology products, our task is more about repositioning than transformation. It's evolution, not revolution. It's important to recognise that while there are three pillars to our strategy, each is integral to the other and all three will commence on day one. So we won't wait until we've completed implementation of our operational

effectiveness initiatives, for example, before we start enhancing our specialty pharma capabilities.

corporatefile.com.au
What will be the benefits of your strategy for shareholders?

CEO Thierry Soursac
We expect to deliver a number of key benefits to our shareholders through focusing on the core capabilities that differentiate us in the market. By further diversifying the product portfolio into patented oncology products, we'll reduce earnings volatility and increase our average product life cycle, which should enable us to generate higher margins over a longer period of time. At the same time, we'll also be deepening and growing our already strong generic oncology product portfolio, with a robust product pipeline that will continue to support our growth.

Our strategy will also see us establish a sustainable and relevant position in the US, which is the largest pharmaceutical market in the world, accounting for about 50 percent of the global market.

In addition to these strategic benefits, we've also identified many opportunities to improve our operational effectiveness which we expect to translate into tangible earnings gains that can be re-invested in the business to drive our future growth in specialty proprietary products.

corporatefile.com.au
Can you be specific about the expected gains?

CEO Thierry Soursac
We're targeting EBIT benefits from our operational effectiveness action of around $10 million pre-tax next financial year, but there is the potential for this to be higher and we're investigating that now. These are not one-offs, they're sustainable and we're confident the operational effectiveness benefits will increase in future years. Much of these benefits will be re-invested to pursue our vision of becoming a leading specialty oncology business and ensuring we have a robust pipeline of products entering commercialisation in future years, which are the second and third pillars of our strategy.

corporatefile.com.au
What are the key risks to implementing your strategy?

CEO Thierry Soursac
We'll need to make additional investment to develop the specialty proprietary side of our business. Of course, if this is successful it will deliver higher returns. We'll also focus on being first to market with generic products by focusing our efforts on the commercialisation of novel or non-infringing products, and when necessary, undertaking more IP litigation to protect our access to key markets.

As we move into the specialty proprietary sector, we'll also need to invest in infrastructure to support a specialty pharma distribution platform. The important

point to note is that we won't be starting from scratch. We're leveraging our existing internal capabilities and building on top of them. We already have many of the capabilities internally to reposition the company, because many of us have expertise in pharma or specialty pharma from our previous positions.

corporatefile.com.au
What are the key factors you see influencing the generics and oncology sectors over the next five years and how are you positioning Mayne Pharma to deal with these?

CEO Thierry Soursac
The generics sector is currently going through a wave of consolidation. Indian companies are developing distribution infrastructure in the US and Europe, US companies are moving into Europe, and pharma companies in the northern hemisphere are looking to low cost jurisdictions like India, Eastern Europe and China to source high quality products. So, I don't see the generics industry getting easier. And while we operate primarily in injectable products, which have high barriers to entry, I expect competition to increase in this area as well.

To be successful in this environment, we'll focus on our oncology expertise and developing sustainable and growing earning streams from proprietary products to complement our generic activities. For our generic products, we'll need to continue to focus on our cost base by leveraging our positions and relationships in low cost manufacturing locations such as India.

In oncology, we see market growth given the aging population, the increasing incidence of cancer, the number and value of generic oncology patent expiries occurring in the next five to 10 years, and increasing government support for the use of generics around the world. With our skill set and the business model we're putting in place, we'll be positioned to take advantage of this market dynamic.

In proprietary products we have an opportunity to develop improved products with novel formulations such as improved chemical entities, by fully utilising the skills of our existing internal product development staff here in Australia. We're also an attractive partner for companies developing patented oncology products, either in the early stages of commercialisation or in late-stage clinical trials, because of our established presence in many markets and our proven regulatory expertise in bringing products to market. Finally, because of our size, many niche products typical for cancer therapies do not meet Big Pharma sales thresholds, but they will meet ours.

corporatefile.com.au
What are the key performance indicators and financial targets you've set under the new strategy?

CEO Thierry Soursac
One of the key targets I strive for is profitable growth. In line with this, the key financial performance indicators we'll monitor include operating cash flow and free cash flow, and profitability indicators such as return on invested capital and operating margins.

Coming out of the strategic review, we've set a number of milestones for operational effectiveness savings and in each area, whether it be manufacturing, sales and marketing or supply chain, we have specific targets. In total, we expect operational effectiveness savings of around $10 million, or possibly higher, next year.

We also expect to enter into between two and five in-licensing or acquisition deals within the next few years to rapidly establish our specialty pharma business in the northern hemisphere. How this will translate into financial metrics is difficult to say because it will largely depend on the nature of the deals we complete.

corporatefile.com.au
Improving operational effectiveness is part of your first strategic pillar, strengthening the core business and aligning it with your vision. Where did your review identify the biggest inefficiencies and how will they be rectified?

CEO Thierry Soursac
The main areas for improvement are manufacturing, supply chain and pricing. In manufacturing for example, we're going to specialise, simplify, and increase flexibility. We'll make our major manufacturing facilities centres of excellence around the world by getting them to focus on what they do best: solution vial manufacture, freeze drying and so on. We'll also simplify our manufacturing processes through product prioritisation and the rationalisation of more than 100 SKUs, and increase our flexibility and efficiency in managing inventory and meeting market needs by looking to set up regional packaging facilities.

In the supply chain, we'll establish integrated global processes to manage products around the product cycle, which will minimise product variation, improve inventory management, reduce complexity and increase efficiency.

In terms of pricing, we need to be more strategic in how we go about winning sales and focus on those products that will drive the most value globally. This means we'll match our pricing strategy more closely with our country markets as well as with our global supply for specific products so we improve our average selling prices.

corporatefile.com.au
Under the second pillar of your strategy, you'll seek to establish a specialty oncology business through in-licensing complementary products and acquiring products and/or businesses. What will be your criteria for these expansion options and how are you positioned versus other consolidators in the oncology area?

CEO Thierry Soursac
We're looking at various opportunities that will enable us to successfully market new specialty oncology products within the next 12 to 18 months, and some of these opportunities are further progressed than others. What you should take away is that we're not standing still, we're actively implementing the strategy today.

We'll look to selectively in-license and acquire oncology products that are complementary to our portfolio and that return, at a bare minimum, our weighted average cost of capital of around 10 percent. If they also offer a specialty sales capability, that would be a bonus. As you may know, we already have a strong specialty oncology business here in Australia selling patented products like Eligard for prostate cancer and the anti-nausea drug Kytril. We want to replicate this model in the northern hemisphere.

While our desire long term is to have tight control of our pipeline by developing specialty products internally, we will in-license or acquire specialty products that are either commercialised or near commercialisation to quickly establish momentum.

I believe we're positioned as well as or better than any other mid-sized pharma in the market. We already have a comprehensive oncology portfolio, we have proven regulatory expertise that allows us to bring products to market around the world in an efficient manner, we have existing relationships with the buyers of generic oncology products, and finally, we have a strong proprietary sales capability in Australasia today that can be redirected in line with our vision.

corporatefile.com.au
What is your current capacity to fund acquisitions or in-licensing deals?

CEO Thierry Soursac
We have a very strong balance sheet. As of December 31, we had about $70 million in net cash and an un-drawn debt facility of approximately $225 million which provides us with the capability to rapidly act on a number of in-licensing or other deals as they present themselves.

To clarify, our focus is to identify opportunities that will enhance our strategic market position today and create value for shareholders. It's not on the size of the opportunity.

corporatefile.com.au
The third pillar in your strategic plan is securing a strong specialty pipeline. To what extent will Mayne Pharma be capable of developing such a pipeline internally and to what extent will you need to rely on product acquisitions and in-licensing?

CEO Thierry Soursac
Our focus will be to get the ball rolling quickly by working with partners that have developed high-potential technology that we can apply to existing molecules to improve patient outcomes. By making these investments now, we are sowing the seeds to realise more significant benefits for the company over the medium term; that is four to five years and beyond.

corporatefile.com.au
Your strategy suggests that in future Mayne Pharma will focus more on in-licensing drugs than it has in the past. How will this impact future product development costs?

CEO Thierry Soursac
We've had a substantial focus on in-licensing products historically as well, for example the deals with Strides and Orchid, as well as for a number of specialty products in Australia. Where it's likely to be different is the size of the initial investment as well as the potential sales and earnings stream available to us. We're looking at proprietary products in the large pharmaceutical markets in the northern hemisphere with potential sales of up to and above $100 million.

We'll be increasing our investment in R&D however, as this will be an important driver of our generic and specialty oncology pipeline and financial returns in years to come. However, we'll be reducing our development expenditure on non-oncology products so while our R&D budget will increase in the coming years, the increase won't be dramatic and will be funded through our operational effectiveness savings.

corporatefile.com.au
In your manufacturing operations, can you remain globally competitive given the rise of generics companies in low-cost developing countries?

CEO Thierry Soursac
We expect to remain globally competitive through our strategy of specialising, simplifying and increasing flexibility. Remember our primary manufacturing facility at Mulgrave had a fantastic turnaround in 2005, and we still see value that can be extracted. Also important is that over the next two financial years, our partnerships in India with Strides Arcolab, Intas, Orchid Chemical & Pharmaceuticals and Zydus Cadila will begin to bear fruit. So an increasing proportion of our products will be sourced from low-cost countries. We won't be standing still; we'll be looking to improve our infrastructure further as we progress our strategy.

corporatefile.com.au
What's the progress on the construction in India of your second injectable cytotoxic manufacturing plant under your joint venture with Zydus-Cadila and what are the expected benefits?

CEO Thierry Soursac
The Zydus-Cadila joint venture is a key component of our strategy. I'm pleased to say construction is still running to plan and the first products from this facility are expected to be sold our 2008 financial year. On completion, the plant will help us commercialise products more quickly and lower our costs through the vertical integration of active pharmaceutical ingredient capabilities. It will provide additional cytotoxic capacity to support our growth and diversify our manufacturing risk.

corporatefile.com.au
What are the factors that will influence your decision to either retain, and continue to operate, or divest the Aguadilla manufacturing facility and when will the decision be made?

CEO Thierry Soursac
It's largely a value based decision. Aguadilla is a completely refurbished facility with a skilled workforce, so it's an attractive asset. The evaluation is a detailed and complex process, and we won't rush the decision. That said, we're keen to make a decision as quickly as possible.

corporatefile.com.au
As part of the strengthening Mayne Pharma's core business you'll seek to optimise the product portfolio, including the deletion of more than 20 molecules that contribute only marginally to earnings. Can you explain the process involved in prioritising and managing the portfolio to gain maximum revenue and margin?

CEO Thierry Soursac
The process is one that's tried and tested by global pharmaceutical companies and one that I've successfully implemented many times in my previous career. It requires focusing the business around products not countries, and making a global assessment of where the greatest value-add and growth opportunities lie. That will lead to a prioritised list of products on which our marketing efforts should focus. Inevitably it will also lead to a list of products that contribute little to the bottom line and therefore need to be rationalised.

Whilst the process may take six to nine months to fully implement, the optimal product portfolio will generate the greatest return for the company and our shareholders.

corporatefile.com.au
Your strategy in the US market is based around a combination of continuing to roll out internally developed products and gaining portfolio scale by acquisition. Given Mayne Pharma is a relatively small player in the US market, isn't it relatively disadvantaged as a consolidator?

CEO Thierry Soursac
If you're talking about our ability to acquire major players in the US, then the answer is yes. However, looking in the oncology space, we're in a strong position to be a consolidator. We're already a reasonably placed player in our field, punching above our weight for products launched in the US. We also have a strong balance sheet.

There are a number of small to medium sized products and enterprise deals we're currently evaluating where we think we can make an attractive proposal that will add value for our shareholders.

corporatefile.com.au
You have 55 molecules in the generic development pipeline and those filed and awaiting approval have an estimated local market value of US$2.1 billion annually. What are the key products to be launched in the near term?

CEO Thierry Soursac
We recently launched Mitoxantrone, an anti-cancer drug, in the US and it's progressing well. We launched Irinotecan, another anti-cancer molecule, in

Canada in February 2006, and will roll it out in major European countries and the US when the patents expire in the next few years. We also plan to launch Epirubicin, a core oncology product, in Europe from June 2006.

We received approval for our version of Oxaliplatin, the largest chemotherapy drug globally, in Estonia in March, and it's been launched in some countries in the EMEA region. We're in litigation with the innovator in the UK regarding bringing our product to market prior to patent expiry, but this still has the potential to be a significant opportunity for us.

Finally, a number of products in-licensed from Strides, which I expect to be progressively launched in the 2007 and 2008 financial years, will complement our existing range of products.

corporatefile.com.au
Oxaliplatin is dependent upon a successful litigation outcome in the UK. Can you update us on the current status of the case?

CEO Thierry Soursac
Because there's litigation underway in the UK, I'm very limited in what I can say about this opportunity. The case was run in March and we're waiting to hear from the court. We believe we have a strong case and if successful we'll launch in the UK, which is a US$20 million market.

corporatefile.com.au
Can you quantify the up-front costs associated with your strategy to reposition the company?

CEO Thierry Soursac
The costs will be dependant upon the speed with which we undertake our repositioning. Our options are open. We've identified a range of opportunities ranging from in-licensing deals that complement our generic portfolio and the infrastructure available to us today, to M&A opportunities of various sizes. If we execute a larger scale M&A transaction, of say $500 million, the costs will be much higher but the repositioning will be more rapid than it would be for a small bolt-on. The path we choose will be driven by the value created for shareholders.

corporatefile.com.au
Your earnings guidance for the current year ending June 2006 is for pro-forma EBIT in the range of $108 million to $112 million, representing an increase of $18 to $22 million over the EBIT guidance of $90.2 million provided by Mayne Group Limited prior to the demerger. What's driving this growth?

CEO Thierry Soursac
Overall, we expect our full year pro-forma EBIT to increase 20 to 25 percent compared with 2005, a pleasing result in light of the lack of major product launches in 2006. The continuing strong performance of our Mulgrave plant remains a significant driver of this growth, both from cost reduction and increased efficiencies which help drive sales.

Paclitaxel is a key driver of our revenues and earnings and we're confident we'll offset the natural price erosion for this product, particularly in Europe, with market share gains across the portfolio, additional product launches, adding specialty products to the product range and realising our operational effectiveness targets.

corporatefile.com.au
At your half year results in February, you mentioned you're investigating a UK listing of Mayne Pharma shares. What's the status of that review?

CEO Thierry Soursac
We continue to assess this opportunity but haven't yet taken the final decision. Our objective is to list our shares in markets that will maximise our value and minimise our cost of capital, while continuing to maintain our listing here in Australia.

We expect to clarify our position on this by our full-year results announcement.

corporatefile.com.au
Thank you Thierry.

For more information about Mayne Pharma, visit www.maynepharma.com or call Lawrence Hamson, Vice President Investor Relations on +61 3 9868 0380

To view previous Open Briefings by Mayne Pharma or receive future Open Briefings by e-mail, visit www.corporatefile.com.au

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Mayne Pharma Limited

Strategic Review

5 May 2006

Agenda

• Vision and strategic direction overview	Dr Thierry Soursac
• Generic and oncology pharmaceutical industry overview	Dr Thierry Soursac
• Pillar 1. Strengthening the core – aligning with the vision	Hugh Burrill Mike Rutkowski Bill Simmons
• Pillar 2. Establishing the specialty oncology business	Dr Thierry Soursac
• Pillar 3. Securing a strong specialty pharma pipeline	Hugh Burrill
• Financial analysis	Paul Binfield
• Summary	Dr Thierry Soursac
• Q&A	

Vision and Strategic Direction Overview

mayne

History of the company

- **Until its demerger in November 2005, Mayne Pharma's injectable pharmaceutical business had never been the sole focus of the Board and management**
  - In FH Faulding the focus was on the oral pharmaceutical business
  - In Mayne Group Limited, it was part of a healthcare conglomerate
- **Up to 2003, Mayne Pharma grew organically and globally through distribution from its Australian development and manufacturing base**
- **Since August 2003, a number of acquisitions (e.g. paclitaxel API, EU distribution businesses) have increased the critical mass and competitiveness of the business in the diverse, global generic hospital market**
- **The business is now being repositioned to focus on its core strengths and competencies in oncology to deliver sustainable increases in long term shareholder returns**

Mayne Pharma's historical growth

- Launch of key oncology products (paclitaxel, pamidronate, carboplatin, irinotecan) has enabled pan European presence
- Scope for further growth in Europe and fully leverage position – albeit at a lower rate
- US presence is sub-scale and needs to be developed to be competitive in world's largest pharmaceutical market (approx 50% of global pharma market)
- Asia Pacific is a strong, mature business with steady growth

*Mayne Pharma sales by region**



$A m
350
300
250
200
150
100
50
FY03
FY04
FY05
EMEA
Americas
Asia Pacific

* Per Mayne Pharma demerger document

Mayne Pharma's key strengths

mayne

- **World class expertise in formulating, manufacturing and commercialising injectable generic oncology products**
  - Strong know-how in two key pillars in oncology treatments
    - Taxanes – derivatives of yew tree – e.g. paclitaxel
    - Platins – platinum based active ingredient – e.g. carboplatin
  - Complex and modified release formulation expertise
  - Capability to manufacture and deliver cytotoxics under demanding handling and containment conditions
- **Global hospital-focused sales and distribution platform**
  - Strong relationships with generic oncology customers in UK, Australia, Italy, Nordic, Canada and established relationships in many other major global markets
  - Additional services such as compounding emerging will bring Mayne closer to end user of products
- **Management throughout organisation with proprietary pharmaceutical industry experience**
- **Strong existing portfolio and pipeline of generic pharmaceutical products prescribed by oncologists**
- **Proven regulatory expertise supporting rapid market entry**
- **Commitment to clinical development and marketing through biosimilars program and ANZ specialised care**

Focus on oncology will leverage these strengths and drive sustainable, profitable growth and higher returns on capital

Defining oncology for Mayne Pharma

mayne

- **A customer focused pharma company**
- **Primary focus is oncology**
- **Customers may include oncologists, hospitals, GPOs, distributors and government bodies**
- **Portfolio of products that an oncologist uses in treating their patients**
  - Pain management to hormone therapies
  - injectable formulations to tablets
  - generic to patented products
  - cytostatics to antibiotics
- **Mayne Pharma already has a strong foundation in oncology**
  - 73% of FY05 revenue from oncology



Anti-cancer agents
Bisphos-phonates
Hormone Therapies
Oncologist
Side effect reducers
Pain Mgmt
Antibiotics

■ In portfolio today
□ Portfolio expansion opportunities

Vision

mayne

2005

Leading generic injectable and specialty pharma business

Focus and expand on oncology strengths

FUTURE

Leading global specialty pharma company focused on the oncology customer

A CUSTOMER FOCUSED STRATEGY

Process for the strategic review

mayne

- An integrated, cross functional approach
- Heads of the major areas of the business and the people they wanted involved
- Identified the key areas for improvement, change or development
- Rich list of oncology product and enterprise targets screened to identify those that would complement the core oncology portfolio and support the repositioning
- Action plans had to include implementation timings and resources required
- Board endorsed strategic, implementation and financial plans
- Our people will take ownership of the targets set by the strategic review process

Key takeaways

mayne

- The process will build on our existing capabilities, for example we will retain existing non-oncology products that deliver value during the transition process
- Mayne Pharma is becoming a globally focused business with benefits that will be highlighted throughout the presentation
- Many opportunities identified to increase our efficiency and effectiveness
- Significant value to come from existing operations by reducing complexity
- Our expertise in modified release and complex formulations can be more fully exploited with a "more than generics" and an oncologist focus
- A significant number of opportunities exist for us to grow the business in the specialty proprietary space
- Expanding in specialty proprietary products will diversify our earnings, create longer average product life cycles, increase margins over time and lead to a more predictable business
- We have developed an implementation plan that transitions Mayne Pharma to become a specialty pharma company focused on the oncology customer

Tangible outcomes

mayne

Strategy Pillar 1

- **Operational effectiveness expected to yield around $10 million in savings in FY07**
  - Reducing complexity across the organisation
  - 20+ molecules identified for rationalisation representing 100+ SKUs
  - Drive revenue growth through focus on molecules in which we can be global leaders
  - Reduce regional head office duplication by adopting a global structure
- **Invest in IP litigation for key molecules with global potential**
- **Invest up to $30 - $50 million to develop value added compounding services in key markets**

Strategy Pillar 2

- **Complete 2-5 in-licensing deals to establish a robust specialty pharma business over a 2-4 year timeframe**

Strategy Pillar 3

- **Operational effectiveness savings to fund the specialty proprietary oncology pipeline**
- **Two or more ICE programs in feasibility studies within 24 months**

Strategy pillars for oncology evolution and growth



Total sales
I. Strengthen the core – Align with the vision
II. Establish Specialty Oncology Business
III. Secure Strong Specialty Pipeline

Increasing proportion of sales/margin from 'oncologist's basket'
Increasing proportion of sales from 'protected' (patents, know-how) revenue streams

Key points

- Each pillar will begin to be implemented on day 1 – not sequentially
- Each pillar is integrated with the others and forms part of a cohesive plan
- Establishing and growing our specialty pharma oncology business has a range of opportunities from organic development to in-licensing opportunities to M&A
- Mayne Pharma is pursuing a number of activities that are aligned with oncology strategy and that are expected to deliver value to shareholders

mayne

Pillar 1: Strengthen the core – align with vision

- The review identified a number of areas where the way we perform tasks are more complex than required
- Inefficiencies developed historically based on the way the business evolved
- Gains can be made in manufacturing, supply, product portfolio optimisation and global product development processes
- US business strategy will restore profitability in the short term through bolt-on acquisitions, cost control and pipeline launches
- M & A activity meeting strict criteria can continue bolstering position in generic oncology and support move to specialty oncology
- Tangible opportunity to deliver strong EBIT gains through cost savings, optimising sales processes, and reducing complexity to increase efficiency
- Further develop IP litigation capability to become core competency

mayne

Pillar 2: Establish specialty oncology business

- **Mayne Pharma will evolve into a specialty oncology company in 2-4 years through:**
  - Leverage existing capability
  - Product in-licensing/acquisition opportunities (target 2-5);
  - Custom build infrastructure to meet specialty oncology needs;
  - Leverage under utilised development capability for specialty products
  - Evaluate complementary and synergistic M&A transactions
- **Screening of potential pool and prioritised list of targets complete**
  - Focused on products very close to, or already in, commercialisation
  - Few global product opportunities – most are regional and incremental (lower risk)
  - Few transformational enterprise acquisition opportunities that deliver required focus - Mayne Pharma's strategy is not dependent on them
- **Outside Australia, will need to build a specialty oncology sales force**
  - Depending on the opportunity, investments may initially be earnings dilutive (ignoring any upside from Pillar 1) due to the need to build detailing infrastructure
  - Product selection will ensure synergies can quickly be created and exploited from second and subsequent product deals

Pillar 3: Secure strong specialty pipeline

- **In parallel with establishment of the specialty pharma business, Mayne Pharma will develop and maintain a robust pipeline which it controls for realisation in a 4-6 year time horizon through:**
  - Investing an increasing proportion of the R&D budget developing or co-developing Improved Chemical/Biological Entities (ICEs/IBEs/NCEs)
  - Licensing a small number of early stage (phase II onwards) products
- **A number of high potential technology areas, partners and specific opportunities have been identified already**
- **Existing R&D capabilities can be leveraged almost immediately under a co-development scenario with a quality technology partner to deliver patented Improved Chemical/Biological Entity (ICE/IBE) products**
- **Clinical development capabilities are being developed internally and supported through Contract Research Organisations (CROs)**

What are the challenges

mayne

- **Moving to become a specialty pharmaceutical company will involve organisational change**
  - Commercial business needs to focus around products
  - Establishing a clinical development and clinical sales capability outside Australia that delivers value from day one depends on product mix
- **Need to establish a Global Operational Effectiveness task force to realise and implement expected savings**
  - Cultural change needed (people operating differently; decisions being taken differently; risk profile changing)
  - Hard decisions required (resource allocation; what to outsource; what to keep in-house or in-source)
- **IP litigation likely to become increasingly important in near term**
- **Increasing reliance on 3rd parties for sourcing products**
- **US business improvement will take time by building portfolio internally as well as through complementary in-licensing and/or acquisition**

Generic and oncology industry overview

Environmental factors impacting generics



Top 20 Generic Companies by 2004 Sales (USDm)
1 Sandoz/Hexal 5,081
2 Teva/Ivax 5,080
3 Merck Generics 1,972
4 Ratiopharm 1,468
5 Actavis/Alph. 1,401
6 Watson 1,239
7 Ranbaxy 1,172
8 Perrigo 1,024
9 Mylan 1,013
10 Pliva 848
11 Barr 751
12 Stada 751
13 Gedeon Rich. 527
14 Krka 502
15 Cipla 482
16 Mayne 482
17 Zentiva 474
18 Dr Reddy's 418
19 APP 405
20 Andrx 388

- Generics benefit from scale and industry is consolidating
- Competition increasing in US and EU from low cost competitors
- EU market becoming more efficient and buyers exerting price pressure (e.g. mandatory price reductions)
- Hospital injectables will focus more on biologics in future
- Decreasing number of small molecule patent expiries beyond 2013
- Increasingly difficult to be an injectable generic pharmaceutical pure-play without strength in a niche

Oncology market has high growth potential

- **Cancer therapeutic class was fastest growing of top eight classes***
- **Lower commercialisation costs due to small oncology community**
- **Many business development opportunities for growth**
  - Internal development to alliances and in-licensing to M&A
- **Ageing population results in increasing cancer incidence**
  - WHO estimates a 50% increase in cancer cases from 10 million in 2000 to 15 million in 2020
- **Lower levels of product obsolescence**
  - Combination therapies widely used
  - Older "proven" products are still widely used
- **Price premium opportunities with payors for branded products**

Growth by therapeutic class*


Cancer
Arthritis/Pain
CNS
Diabetes
Cardiovascular
Anti-infectives
Gastro/Metabolism
Respiratory
0.0%
5.0%
10.0%
15.0%
20.0%

Increasing cancer incidence by age group**


350000
300000
250000
200000
150000
100000
50000
0
0-14
15-44
45-54
55-64
65+
Lung cancer (male and female)
Breast cancer (female)
Prostate cancer (male)

** Globocan 2002 (seven markets of US, Japan, Germany, France, UK, Italy, Spain).

*Source: IMS Health: Assessing the Global Pharmaceutical Market Dynamics, Aug 04 (data IMS Health: MIDAS, MAT, June 2004)

Significant value of oncology products losing patent protection to 2013

mayne

	Global 2005 LMV* (USD m)	Growth Rate
Selected injectable cytotoxic molecules		
– Eloxatin (oxaliplatin)	1,476	28%
– Taxotere (docetaxel)	1,408	12%
– Gemzar (gemcitabine)	938	10%
– Camptozar (Irinotecan)	732	1%
– Alimta (pemetrexed)	376	245%
– Ellence/Pharmorubicin (epirubicin)	229	-3%
– Hycamtin (topotecan)	153	-3%
Selected injectable oncology related therapies		
– Neupogen (G-CSF)	1,227	1%
– Zometa (zoledronic acid)	1,000	10%
– Zofran IV (ondansetron)	753	8%

*Source: IMS Health, MIDAS sales data, MAT Dec 2005 (US, Canada, UK, Germany, France, Italy, Spain, Australia)

Mayne Pharma already has a broad oncology portfolio



Number of oncology molecules with sales > $US500K
30
25
20
15
10
5
0
Novartis
Teva
Mayne Pharma
SanofiAventis
Baxter
Boehringer Ingelheim
Pfizer
APP
BMS
Roche
GSK
Wyeth
Schering AG
AstraZeneca
Hospira
Merck & Co
J&J
Amgen
Schering Plough
Abbott
Eli Lilly
Biogen
Biogen
Takeda
Imclone Systems

*Source: IMS Health, MIDAS Hospital sales data, MAT Dec 2005 (US, Canada, UK, Germany, France, Italy, Spain, Australia)

Specialty oncology focus will enhance value

mayne

- Increasingly competitive environment in generics due to consolidation and new entrants in US and Europe
- Mayne Pharma has a good foundation in oncology (development, manufacturing and generic commercialisation capability) from which to evolve to specialty proprietary products
- Expanding presence in specialty proprietary oncology products develops a sustainable, protected revenue stream to complement strong generic oncology portfolio and pipeline
- Oncology is an area with high growth potential in generic and proprietary products
- Oncology market is currently fragmented – we can be a significant player in our chosen field

mayne

Pillar 1: Strengthening the core – aligning with the vision

Drive efficiencies through the business by using a global structure and simplify a business that has developed complex processes with regionalised management


Total Sales
I. Strengthen the core - Align with the vision

Pillar 1: Strengthen core – align with vision

- Operational effectiveness – being smarter about what we do and how we do it
- US Strategy – securing the business and positioning it for growth
- Compounding – defensive and attacking strategies
- Generic pipeline – delivering underlying growth and supporting specialty evolution

Operational effectiveness

Area 1: Global product development

Aim:

Refocus product development resources for greater efficiency and savings



Corporate services
Product Developmt.
Manufact-uring
Supply chain
Sales & Marketing
Portfolio

SEC MAIL RECEIVED PROCESSING SECTION
JUN 05 2006
WASH., D.C. 190

Product development today

Over 200 Product Development, Regulatory and Medical Affairs staff located globally
33% of staff have PhD's or other post graduate qualifications
193 number of country approvals since 1 July 2003

Skill Mix*



Oral Product Development
Clinical
Preclinical
Inj. Product development
Regulatory and Medical Affairs
Intellectual Property

Geographic Mix*



Americas
EMEA
Asia Pac

* Source: Mayne Pharma, based on employee numbers (Regulatory and Medical affairs includes 85 regulatory and medical affairs persons reporting through commercial operations.

Global product development core competencies



Injectable Product Development

1. Development of generic injectable oncology and oncology-related products for global registration
2. Increasing development of more complex molecules and formulations
   - Large molecules – ie peptides, extracted and fermented products
   - Non-aqueous injectable formulations
   - Close PD ↔ IP relationship = "Circumvent, Challenge & Create"
   - Technology transfer skills



Oral Product Development

1. Development of generic & proprietary modified release oral non-oncology products for global registration
2. Technology transfer skills : transfer into USA, Japan and Australian plants

Global Regulatory Affairs

1. Significant expertise in development of both generic and complex product dossiers for global markets.
2. Use of novel registration pathways eg 505(b)(2) and equivalent routes
3. Network of regional regulatory personnel to develop innovative registration strategies and accelerate time to market

Action Plan – Product Development

mayne

Increase development focus and efficiency by:

- **Refocusing new product developments on oncology products**
  - A number of non-oncology molecules to be removed from development pipeline
  - Salisbury (oral) group to concentrate on oncology related products
  - An injectable ICE development group to be established. Many of the members come with significant injectable modified release / non-aqueous formulation experience (e.g. surfactant / polymer scientists from former Soltec subsidiary)

- **Improving internal efficiencies**
  - A number of initiatives targeted to reduce lapse time between development stages
  - Develop project scope right first time and create a global product; avoiding excessive product variants and complexity and extra product development costs by later roll outs and line extensions

- **Continue outsourcing to lower cost operating environments**
  - Outsourcing non-strategic, labour intensive or 'simple' product developments and activities to lower cost operating environments which have a high level of technical competency (eg. India). This enables :-
    - Lower development costs
    - Leveraged development resource and acceleration of time to market

Operational effectiveness

Area 2: Manufacturing

Aim:

Maximise manufacturing resources to gain better production efficiency, reduce costs with better supply chain management and establish each site with its own specific focus



Corporate services
Product Developmt.
Manufact-uring
Supply chain
Sales & Marketing
Portfolio

Highly developed oncology manufacturing capabilities

Facility	Location	Staff	Type of Products	Key assets
Mulgrave	Victoria, Australia	650	Non-Cytotoxic Vials Cytotoxic Vials FD Vials Cytotoxic FD Ampoules	• Oncology focused • Established support functions (e.g. QA, supply chain) • Staffs technical knowledge • High volume capability
Boulder	Colorado, USA	80	Paclitaxel API	• Broad API development and manufacturing expertise • Taxane-related know-how
Wasserburg	Bavaria, Germany	227	FD Vials Solution Vials Ampoules	• Freeze drying capability • Ampoule and vial capability • High staff technical expertise
Aguadilla	Puerto Rico, USA	160	Solution Vials Ampoules	• New non-cytotoxic site • Close to US market
Salisbury	SA, Australia	141	Cleantaste Liquids & Creams Capsules Spray Coating	• Complex sustained release development capability • Well established EU, US, AU compliance status • Available capacity
Zydus JV*	Ahmedabad India	TBD	Cytotoxic vials API processing	• Low cost manufacturing • Vertically integrated API and fill and finish site • Favourable IP environment

* Under construction

Improvements already in progress



Mulgrave DIFOT*
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06

* Delivery in full and on time

Manufacturing action plan

mayne

Specialise / Simplify / Increase Flexibility

- **Continue to drive and improve upon efficiencies successfully realised in 1H06**
- **Mulgrave to become solution vial centre of excellence**
  - Progressively reduce non-cytotoxic molecule manufacturing (less than 10 non-cytotoxic molecules by FY09)
  - Leverage high volume nature of plant
  - Develop small run packaging capability
- **Boulder to play key role in API vertical integration**
  - Develop additional APIs for core molecules
- **Wasserburg to become centre of excellence for freeze-dried and internal ampoule production**
  - Utilise available capacity for Mayne Pharma production (3 additional products by December 2007)
  - Evaluate establishing enhanced packaging capability either internally or with 3rd party
  - Continue contract manufacturing to fund plant overhead

Manufacturing action plan

mayne

- **Aguadilla fit with strategy to be determined in the short term**
- **Salisbury's core capabilities to be aligned with oncology strategy and extract value**
  - Capitalise on underutilised complex product development and manufacturing capabilities
  - Use Salisbury to support Mulgrave in improving supply chain efficiencies (e.g. ANZ distribution and support with QC for outsourced manufacture).
- **India to increasingly become a low-cost, high quality source of oncology – related products for Mayne Pharma**
  - Direct manufacture – Zydus JV – additional cytotoxic capacity
  - In-licensing – Strides, Orchid
  - Contract manufacture – Intas
- **India supports first/early to market Product Development strategies due to favourable IP position**
- **Maintain commitment to quality and align QA/QC resources to match revised manufacturing needs**

Operational effectiveness

Area 3: Supply chain

Aim:

Simplify the supply chain to eliminate costs and improve performance to customers

The supply chain needs to be re-evaluated under a global structure since it has become too complex during period of considerable growth to deliver real benefits



Corporate services
Product Developmt.
Manufact- uring
Supply chain
Sales & Marketing
Portfolio

Highly complex supply chain

Outsourcing adds complexity through an already complex supply chain network - add more customers and products and it creates even more complexity

Current State



Fill/FD/Pack
Order/Warehousing
Customer
Mulgrave
Aguadilla
Wasserburg
Salisbury
Contract manufacturer
In-license – Local & Global
Asia Pac
EMEA
22 countries
US
Canada
Wholesaler
Hospital
300 SKUs
Wholesaler
Hospital
Named patient
500 SKUs
Wholesaler
64 SKUs
Wholesaler
85 SKUs
External Customers
40 SKUs
TOTAL: 989 SKUs
3rd party
New or being established

Benefits from reduced complexity:

- Better customer service – responsiveness & flexibility
- Reduced inventory
- Reduced overhead costs
- Higher cash flow and earnings

mayne

Supply chain action plan

- **Minimise product differentiation – ongoing**
  - Develop and launch global dossier products (organisation wide responsibility)
  - Integrated product supply strategy at launch that matches supply with market requirements (batch size, order quantities, inventory policy, service level)
- **Reconfigure & restructure global network – FY07 – FY08**
  - API vertical integration with fill and finish at site of manufacture (Mayne/Zydus)
  - Postpone packaging where possible with rationalised & outsourced logistics
  - Establish small run Mulgrave packaging operations
  - Reconfigure EMEA logistics and consider regional packaging facility
- **Standardise processes & systems – FY07 – FY08**
  - Enhance global 3rd party supplier management
  - Improve regional sales forecasting and demand planning process
  - Establish internal global planning process then extend to external suppliers and customers
- **Financial benefit to EBIT and reductions in working capital expected to flow through FY08 and FY09**

Operational effectiveness

Area 4: Sales effectiveness

Aim:

While the sales and marketing functions are generally well positioned and resources are appropriate there are opportunities for gains with better distributor management and increasing exposure to new markets



Corporate services
Product Developmt.
Manufact-uring
Supply chain
Sales & Marketing
Portfolio

mayne

Global sales and marketing strength

EMEA

- 49% of sales*
- Direct presence in 14 countries
- Indirect sales in 17 countries
- 75 molecules marketed
- Strength in UK, Italy, Belgium
- Growing presence in Germany, France, Spain

Americas

- 26% of sales*
- 50 molecules marketed
- US portfolio subscale in hospital generics
- Strong portfolio and presence in Canada

Asia Pac

- 25% of sales*
- Direct presence in 6 countries
- Indirect sales in 10 countries
- 120+ molecules marketed
- Australia has a specialty business
- Asia focused on hospitals for high net worth patients

*1H06 Pro-forma results

Sales effectiveness action plan

- **Sales teams 'right sized' for oncology generics**
  - Additional products sold to same customers with marginal effort
- **Opportunities remain to improve sales and marketing effectiveness, especially in regard to pricing**
  - 0.5% price increase globally would provide an EBIT increase of about $3.5 – 4.5M in FY07
- **Opportunities remain to improve distributor management in Middle East and Central and Eastern Europe**
- **Tail end portfolio rationalisation to occur to simplify business, especially in southern Europe**
- **Use specialty pharma knowledge gained in Australia and apply overseas**

Operational effectiveness

Area 5: Portfolio effectiveness and optimisation

Aim:

Manage current on-market products and internally and externally developed products with a global focus to maximise their value and fully exploit talent in specialist teams already part of Mayne Pharma



Corporate services
Product Developmt.
Manufact-uring
Supply chain
S&M
Portfolio

Current Portfolio - very long tail in all classes


Corporate services
Product Developmt.
Manufact-uring
Supply chain
S&M
Portfolio


Gross Profit
No. Molecules
Oncology (27)
Oncologist (39)
Other (95)

- 70% of gross profit in only 20 molecules with half of those outside the 'oncologist's basket'
- Very long tail of minor contributors, especially in Australia, Italy and Middle East

- Eliminate hidden costs of complexity without impacting gross profit
- Manage selected molecules globally to establish lowest cost position and global leadership and/or roll-out
- Improve performance or delete molecules contributing little to the business at local level
- Manage COGS down on remainder during manufacturing specialise and simplify program

mayne

Product management - global leadership/roll-out and rationalisation programs

Focus on key global leadership molecules that will provide the highest financial and strategic benefit to Mayne Pharma

- **Mayne aspires to achieve and maintain global leadership positions on core oncology molecules (e.g. paclitaxel) and significant volume on other large products**
- **Selected molecules recover large amounts of manufacturing and trading overhead, are core to major chemotherapy regimes today and offer back-integration potential that will ensure low cost positions**
- **Focussed product management will:**
  - Obtain competitive cost position: API sourcing and back integration; manufacturing efficiency
  - Manage price, manufacturing allocation and share to maintain/obtain leading global volume share
  - Roll-out to all Mayne markets to maximise returns where possible

Eliminate or make profitable the long tail of molecules that presently contribute little to our business

	Total
Molecules proposed for deletion	+20
SKUs	+100
Sales	~A$10-15 m
Contribution*	<A$0.5 m

- **Continuous review program aligned with manufacturing specialisation and simplification program**

*Contribution = GM less (regulatory costs + distribution costs + financing costs of inventory and receivables)

Operational effectiveness

Area 6: Corporate duplication

Aim:

Reduce corporate costs that are duplicated in the regional offices as a result of the previous regional structure



Corporate services
Product Developmt.
Manufact-uring
Supply chain
Sales & Marketing
Portfolio

mayne

Corporate services action plan

- Each major region has a corporate structure which is a function of the regional specific requirements but also a legacy of the regional organisational structure
- Senior management is in the process of relocating to London to be closer to the market and the opportunities for growth
- The relocation of the senior management to London presents an opportunity to restructure some of these corporate functions
- Many of these costs are fixed (ie office rental, Board and corporate regulatory costs, statutory costs) but we are setting operational efficiency targets across the corporate services pool
- We will eliminate hierarchal layers by having people filling both country and regional responsibilities

Operational effectiveness summary

- **Product development – refocus activities specialise on oncology developments**
- **Manufacturing – specialise / simplify / increase flexibility**
  - Mulgrave to focus on solution vials
  - Wasserburg to focus on freeze dried and ampoules
  - Boulder increasing focus on additional API development and manufacture
  - Quality – as we reduce manufacturing and product complexity move toward best practice cost structure
- **Supply chain – simplify and increase flexibility in the network**
  - Globally focused with regional capabilities to respond to market needs
  - Improved systems and processes for demand forecasting and management
- **Sales – improve strategic pricing decision making and account management**
- **Portfolio optimisation – focus on global product leaders to reduce SKUs and overall complexity**
- **Corporate services – implement global structure and reduce duplication**

Targeting FY07 EBIT benefit around $10 million

Pillar 1: Strengthen core – align with vision

mayne

- Operational effectiveness – being smarter about what we do and how we do it
- US Strategy – securing the business and positioning it for growth
- Compounding – defensive and attacking strategies
- Generic pipeline – delivering underlying growth and supporting specialty evolution

Mayne Pharma US status

- US product portfolio is subscale in injectable generics compared to major competitors (Bedford, Teva, APP)
- Lower number of product approvals and launches in US versus competitors
- Recent MVI acquisition has helped bolster US business
- Lack of Aguadilla production has impacted FY05 and FY06 financial performance in US
- Hydromorphone now being sold again
- Mitoxantrone recently approved and performing well
- Second highest generic paclitaxel market share by sales in US in 2005*

Historical Americas Performance*



$A m
160
140
120
100
80
60
40
20
0
FY03
FY05
FY05
Revenue
EBITA

* Pro-forma AGAAP (Demerger Booklet) – Americas result includes Canada

Mayne Pharma's US share performance

mayne

Mayne enjoys a leading market share when launching at market formation

- When we launch at market formation we garner our fair share or better
  - Able to compete for GPO contracts
  - Gain Independent Hospital Network contracts
  - Negotiate channel access with Oncology Distributors

Mayne performance

Molecule	Competitors	Mayne[2] Market Share	Fair[3] Share
MVI	2	63%	50%
Paclitaxel[1]	5	26%	20%
Carboplatin	9	14%	11%
Pamidronate	5	17%	20%
Fluconozale	7	22%	14%
Methotrexate	3	64%	34%

1: Paclitaxel excludes Abraxane sales
2: Sales based on Q4, 2005 – IMS
3: Fair share is the share if all companies had equal share

Major competitors by key product

	MVI	Paclitaxel	Carboplatin	Pamidronate	Fluconazole	Methotrexate
Mayne	1	2	3	3	2	1
Bedford		1	5	2	4	2
APP			4	1		3
Teva/Sicor		4	2		5	
Baxter	2		6		3	
Hospira					1	
BMS		3	1			

Note: Only major competitors shown
Source: IMS data 12/2005 (MAT sales)

Repositioning path for Mayne Pharma US

Near Term

Objectives

- Improve profitability
- Expand oncology portfolio
- Increase emphasis on proprietary drugs
- Focus on marketed products

Strategy

- US specific product in-licensing and acquisition supports internal R&D and global licensing

Future term

Objectives

- Establish critical mass in US
- Significantly expand oncology generic and proprietary portfolio through in-licensing/ acquisition and internal development

Strategy

- Acquisition of commercialised products and pipeline
- Paragraph IV filings for key oncology drugs

Pillar 1: Strengthen core – align with vision

mayne

- Operational effectiveness – being smarter about what we do and how we do it
- US Strategy – securing the business and positioning it for growth
- Compounding – defensive and attacking strategies
- Generic pipeline – delivering underlying growth and supporting specialty evolution

Value creation opportunities in compounding

Value Drivers	Description
Early generic market penetration	Circumvent unfavourable contract cycles by offering ready-to-use products
Access to value from proprietary oncology	Make margin on sales of innovative products pre-patent expiry
Improved product design and positioning	Early participation in proprietary oncology enables early insight to emerging usage trends, improving generic product design and adding new dimensions to positioning Mayne products
Market share retention	Switch part of existing contract business to ready-to-use formulations (switching costs for pharmacy with outsourced compounding is higher than for vial); improved vial product design
Margin enhancement	Back integration and provision of value-added service allowing premium pricing relative to vial products

"DIFFERENTIATION" AND REVENUE "PROTECTION"

Compounding action plan

mayne

Protect generic vial business

Compounding represents a growth opportunity that will enable Mayne to protect its established position from increasing generics competition on vial product

Exploit existing UK compounding venture

Mayne will continue to expand the customer base, product range and vertical integration of the UK compounding business. Health and safety concerns should lead to further compounding market growth

Near term European expansion

Mayne will be prepared to invest up to A$30-50m acquiring or building compounding clean rooms in three European countries. Additionally it can use its existing UK operations to penetrate smaller markets

Be positioned for global expansion in the future

Mayne will initiate discussions with cancer hospitals in markets expected to "open" to ensure we are best placed to create chemo compounding markets in these countries in the mid-term

Pillar 1: Strengthen core – align with vision

- Operational effectiveness – being smarter about what we do and how we do it
- US Strategy – securing the business and positioning it for growth
- Compounding – defensive and attacking strategies
- Generic pipeline – delivering underlying growth and supporting specialty evolution

Generic pipeline – key principles

- **Significant investments (sunk costs) made in developing a robust product pipeline**
  - Internal developments
  - In-licensing from low-cost, high quality jurisdictions (e.g. India, CEE)
- **Strong pipeline of generic products to launch at market formation**
- **Invest in IP litigation for core pipeline products have the potential drive significant value creation**
- **Maintain and grow generic foundation of Mayne Pharma as the specialty business is developed further**
  - Realise value from existing pipeline developments
  - Risk mitigation as specialty pharma evolution occurs
- **Position Mayne Pharma for transition to patent expiry of increasing numbers of more complex products (e.g. biosimilars)**

Generic Product development pipeline

mayne

Internal Developments :	**# molecules**
• pre-dossier submission	15
Contracted Developments:	
• pre-dossier submission	14
Total molecules pre dossier	**29**

- 11 molecules expected to drive 80% of pipeline gross margin – primarily internally developed
- Existing internal and external development pipeline expected to deliver revenue growth through FY09

Portfolio Mix : Pre-dossier

- Of the 15 internal development molecules:
  - 11 are oncology products
  - 7 are novel formulations, or non-aqueous/complex formulations
- One pre-dossier, one filed dossier and one approved dossier are US$ billion oncology products that utilise IP strategies developments to create opportunity for early market entry dates

Product pipeline


Pre-dossier
29 molecules
Filed dossier
26 molecules
Early Stage
5
Development Stage
18
Stability Testing Pre-filing
6
Pending at FDA
8
Pending at an EU Agency
13
Pending at TGA
21
Pending at TPD
10

- Estimated total LMV* of molecules filed awaiting approval US$2.1 billion
- In total, there are 55 molecules in the product pipeline

* LMV (Local Market Value) refers to the annual sales of equivalent products already being sold in the market whether patented or generic. LMV is not a forecast of Mayne Pharma's expected sales revenue. (Source: IMS MAT Jun 05)

Improving portfolio depth



Major products
needed for 80% gross profit
ANZ
30
38
US
5
17
UK*
12
11
Italy
3
9
Canada
6
11
Germany
3
7
Spain
2
5
France
2
8
Mayne
25
38
FY06 (F)
FY09

Source: Mayne estimates, Excludes Compounding

- Mayne Pharma's reliance on broader base of products increases from 25 in FY06 to 38 expected in FY09
- Portfolio strengthens in most markets so that 80% of gross profit in FY09 comes from 5 or more products
- Continued development required in Spain to broaden portfolio
- USA portfolio is strengthening – 80% of profit contribution expected from 17 molecules in FY09 (up from 5)

Oxaliplatin product opportunity

mayne

- Oxaliplatin is a core anticancer (antineoplastic) product used in the treatment of stage III colon and metastatic colorectal cancer (brand name Eloxatin®)
- 2005 sales of US $1.5 billion* growing at 28% for innovator
- Significant global IP strategy developed for oxaliplatin
- Litigation undertaken in UK – awaiting first instance decision
- Mayne Pharma has filed for patents relating to oxaliplatin
- UK market size is approximately US$21 million*
- First European approval received in Estonia in March 2006

*Source: IMS Health, MIDAS sales data, MAT Dec 2005 (US, Canada, UK, Germany, France, Italy, Spain, Australia)

Current Mayne Pharma accessing the India advantage

mayne

INTAS

Sept 2004
Contract manufacture & supply of 3 cytotoxic products

Strides ARCOLAB LIMITED

Dec 2004
Development & supply of a range of non-cytotoxic products

Strides ARCOLAB LIMITED

Feb 2005
Development & supply a range of anti-infective products

May 2005
Joint Venture – construction of an injectable cytotoxic facility (both API and fill & finish) for products sold globally

Zydus Cadila

Orchid Chemicals & Pharmaceuticals Ltd. Shaping A Dream

Sep 2005
Development & supply of 5 anti-infective products

2004 — **2005** — **2006**

Established Mumbai Office

India advantage

- High quality low cost:
  - — Development
  - — Manufacturing
- Favourable IP environment

Mayne Pharma

- Our Indian strategy is well progressed

Represents over USD 30M in committed investment

Top 20 Biologicals: EU and US

mayne

MAT Jun 2005 € million in hospitals, percent growth on previous period



Oncology-related biological
Growth
1st gen EPO 4630 -13%
Darb EPO 2006 33%
Infliximab 1779 9%
Rituximab 1522 12%
PEG-GCSF 1472 25%
Enoxaparin 1247 6%
1st gen G-CSF 770 -10%
Factor VIII 671 20%
Trastuzumab 632 19%
IFN-beta 412 11%
Insulin 410 17%
Palivizumab 381 5%
Etanercept 337 34%
PEG-IFN alpha 215 0%
Abciximab 194 -20%
Alteplase 164 2%
Somatropin 163 11%
IFN-alpha 98 -15%
Dalteparin 88 -16%

- G-CSF development remains on track with Pliva
- Have built internal infrastructure and competences to undertake late stage developments
- Interesting oncology targets are MAb's or modified proteins – more complex than G-CSF or EPO
- Development likely to follow a new molecule-like development/approval, but with known target and result of therapy, rather than following the EU 'biosimilar' approval pathway
- EPO co-marketing in oncology indications could be considered if late stage licensing opportunities emerge

Source: IMS

Summary generic pipeline optimisation principles

mayne

Key findings

Major success depends on many major molecules

- 11 molecules are responsible for 80% of near term growth
- Majority have some degree of complexity
- Together they deliver a robust growth trajectory
- Investment in IP on 3 key molecules

No 'big ticket' products missing

- Additional products are smaller
- A large number are required just to maintain market position

A deep product offering in all markets will be challenging

- Number of targets declining as market moves to biologics
- Products in today's portfolio's still make up large part of material products list
- Devoting R&D, IP, BD, marketing resource to 'rounding out' portfolio unlikely to improve competitiveness and will jeopardise major products

Action plan

Focus on major products and avoid 'stocking filler' strategy

- R&D re-focused on oncology / oncology related products
- Increase investment in litigation costs for significant non-infringing oncology opportunities needing "clearing the way" actions
- Materiality screen required for new products

Pillar 1: Action plan

mayne

- **Investments required**
  - Management costs relating to implementation
  - Manufacturing – invest in Boulder API capability; molecule deletion or transfer costs
  - Supply chain – Mulgrave small volume packaging and regional packaging capabilities
- **Revenue growth opportunities realised**
  - Sales and marketing – review/establish pricing strategies/policies to optimise profit
  - Portfolio optimisation – realign portfolio so that sales and marketing focuses on global leaders
  - Compounding – use know-how to expand further in UK and other countries
- **Costs saved**
  - Product development – reduce non-oncology development activities
  - Manufacturing – reduced SKUs, reduced complexity, reduced overheads
  - Supply chain – reduced distribution and inventory holding costs, reduced write-offs
  - Head office – reduced duplication
- **Productivity gains**
  - Manufacturing – higher throughput, lower downtime, lower total costs per unit
  - Supply chain – improved sales forecasting leads to better demand and inventory planning
  - Sales and marketing – reduced effort on marginal SKUs

Pillar 2: Establishing specialty oncology

Rapidly establish Mayne Pharma as a specialty oncology company through a combination of product licensing and M&A activities



I. Strengthen the core - Align with the vision
II. Establish Specialty Oncology Business

Various opportunities to establish specialty pharma capability

Specialty pharma transition continuum



Organic Build
Product Driven
Vehicle Driven
Acquire product
Build Capability
Access further opportunities
Deal A
Deal B
Deal C
Serial acquisitions of significant products
Large entity M&A
Bolt-on A
Develop B
Acquire C

Investment	~A$100 m	~A$300 m	A$400+ m

Actual transition pathway likely to comprise a combination of activities along this continuum depending on available value creation opportunities

Capability and Infrastructure – what do we have?

R&D and scientific affairs

- Mayne Pharma has a long history of novel formulation development which continues today and we have some capability in medical and scientific affairs
- Our proprietary competency is emergent and well placed for rapid development

Business development

- Regional teams exist in all key regions with varying levels of proprietary experience

Sales & marketing

- Australasian proprietary infrastructure and capability is the most developed and this experience can be levered overseas

Implications

- Mayne Pharma has a strong foundation in generics with proprietary emerging capabilities from which to grow specialty business
- Further investments are required but will be tailored to specific product/business needs over time

Key Success Factors – What do we need?

mayne

Specialty Oncology

Business Development	Sales and Marketing Focus	Research and Development	Scientific and Medical Affairs
Proprietary search and select team with branded pharma experience, able to execute rigorous due diligence, deal valuation and negotiation	Representatives and product managers with deep clinical oncology experience and branded pharma experience	Strong conceptual product development expertise and experience with ICE and later stage co-development of proprietary products	Need staff with core experience in new molecule submissions and a strong network of clinical advisors in all key markets
Build upon existing competency	**Progressive global build based on AU model**	**Need to realign selected staff and commence key projects**	**Need to realign selected staff and expand on base established for biosimilars soon**

Global oncology licensing opportunities - methodology and results



Progressive Screening

Level 0 – Capturing the Universe

- Targeted review of pharma pipelines
- Database review
- Review of Past Opportunity Analyses

Level 1 – Key Inclusion Criteria

- Opportunity is oncology related
- Market size is sufficient or scope to grow product in a major market
- Utilises proven technology or is in late stage development (Phase 2+)
- *Prima facie* dataset of high quality

Level 2 – Key Evaluation Criteria

- Financial Impact – size & growth potential
- Product Attributes
- Technical Feasibility
- Competitive Landscape
- Portfolio Synergy Issues – breadth of prescriber base (niches)

- Opportunistic Identification (Opinion Panels, Brainstorms, Conferences)
- Targeted review of existing marketed products in all regions.

Number of Opportunities

Licensing	Acquisition
>800	479

Execute 2-5 deals in 2-4 years

Oncology NCE/ICEs are relatively higher cost / higher risk / higher return

mayne



NDA / Marketed
Phase III
Phase II
Phase I
Preclinical
Increasing level of certainty: Lower risk, but higher acquisition price
Increasing complexity: higher risk, higher returns
Value Added Generic
"Semi-proprietary" ICE
"Proprietary" ICE
"Proprietary" NCE

Description	Minor modification	Old drug & proven technology	Old/new drug & new technology	New drug
Dev. and clinical cost	$2–4m	$10-20m	$30-50m	$30-200m+
Risks	Low	Low / Medium	Medium / High	High
Returns	Low / Medium	Medium / High	Medium / High	High

Source: Adapted from L.E.K. Consulting

Risk associated with moving up the complexity curve *maximising the odds!!*

- **Mayne increases the odds of producing a registrable product, trade offs are:**
  - Higher entry cost
  - Less products to chose from



Mayne enters through licensing / Acquisition
55%
PII Trial Success
25%
PIII Fails
75%
PIII Trial Success
15%
NDA Rejected
85%
NDA Success
64%
Probability of Success from Phase II to approval
100%
75%
Industry Average= 64%

Source:

1 - LEK Biotech Modelling Assumptions (using multiple sources)

Why Mayne Pharma is an attractive oncology partner

- Sole focus on oncology means in-licensed product will be sold by a dedicated, specialist sales force
- Niche focus means that a small to medium sized product for Big Pharma will receive significant commercialisation attention from Mayne Pharma
- Product development and regulatory affairs expertise in proprietary products already exists and can be leveraged
- Existing generic oncology portfolio and global hospital sales infrastructure supports specialty ambitions and portfolio selling approach
- Successfully built specialty pharma model in Australia which is driving further growth in Asia Pacific
- Strong operating profits and financial position

Mayne Pharma has already identified and is assessing several specialty oncology opportunities

Pillar 2: Next steps and financial impact

mayne

- **Resource alignment**
  - Opportunity assessment/deal teams already being created to pursue more than 10 identified, available opportunities (some conversations have already started)
  - External network of clinical experts to be expanded in therapeutic areas relevant to target opportunities
  - Proprietary opportunity search and screen team to be created (more than 50 'interesting' targets already identified
- **Investment required**
  - Clinical 'bench strength' being increased
  - Consultants and KOL's needed to complete due diligence
  - Capital investment dependent on product potential and risk adjusted ROI hurdles. Industry average deal terms require upfront milestones of A$10-100m for products between Phase II and commercialised. Actual figures could be higher or lower
- **Sales and Marketing infrastructure build**
  - Sales capability will be added to meet specific products as they are licensed
  - Successive deals designed to utilise the built infrastructure (high clinician overlap expected)
- **Time to impact**
  - First transactions expected within 12 months

mayne

Pillar 3: Establishing specialty pharma pipeline

Develop pipeline of specialty oncology products through internal development and partnerships to cement ongoing profitable growth



Total Sales
I. Strengthen the core - Align with the vision
II. Establish Specialty Oncology Business
III. Establishing Specialty Pharma Pipeline

We have latent ICE capability that we can leverage

mayne

Adelaide Orals Group

- Proven track record in oral Sustained Release (SR) development (pain and anti-infective ICEs)
- Excellent infrastructure and technology partner network
- GMP pilot plant for clinical trials

Well positioned for strategic oral ICE programme

Melbourne Injectable Group

- Rapidly developing capability in complex injectable product development and peptide / protein formulation
- Expanding knowledge and capability through external relationship building
- DBL group experience with complex formulations retained

Well positioned to co-develop ICE product with technology partner or leverage through synergies with strategic acquisition

ICEs using Oral Drug Delivery

Proprietary delivery systems able to deliver improved clinical outcomes

- **Sustained release : suitable for the formulation of soluble to slightly soluble drugs into beads which produce zero or first order release**
  - Eg. **Kadian ® / Kapanol®** : oral sustained release morphine sulphate indicated for chronic moderate to severe pain.
    - Clinical Benefits include reduced dosing frequency, continuous pain management with reduced side effects and breakthrough.
    - Developed and patented by Mayne. Licensed to Alpharma.
    - US sales US$ 62m in 2004 and projected to be ~ US$ 100m in 2005 #



Plasma Concentration (ng/mL)
45
40
35
30
25
20
15
10
5
0
0
2
4
6
8
10
12
Time (hrs)
Kadian
Morphine Solution
Controlled Release Morphine Tablet

Reference: Maccarrone et al. 1994



Drug/excipient core
Sugar sphere seed
Polymer coat

- **Pulsed release : provides pulsed release of soluble drugs either as a function of time or pH eg. diltiazem**

PRNEWSWIRE 17 Oct 2005

ICEs using Oral Drug Delivery

mayne

- **Targeted delivery: suitable for the formulation of soluble drugs, into beads that can release at one or more sites in the intestinal tract**
  - Eg. **Doryx®** : oral gastro-protected doxycycline indicated for the treatment of lower respiratory tract infections, genito-urinary infections and as an adjunctive therapy for acne.
    - The drug delivery was designed specifically to retard the release of doxycycline in the stomach and reduce the potential for nausea and other gastric side effects.
    - Developed and patented by Mayne. Distributed in the US by Warner Chilcott.

- **Insoluble release : use of bead technology or micro-particle (including micro-encapsulation) technology to improve the bioavailability of poorly soluble drugs eg. intraconazole**

- **Tastemask technology : use of micro-encapsulation technology to mask the taste of unpalatable drugs and present those as liquids or orodissoluble tablets eg. paracetamol**



Microcapsule cross section (4000 x)

* IMS, MAT Feb 2006

Pillar 3: Action plan and financial impact

- **Resource alignment**
  - Selected staff members with proprietary development experience to be re-aligned
  - Technical teams assembled to further evaluate short-list of ICE technologies and partners and confirm design of commercially viable products
  - Clinical leadership being established on back of biosimilars
  - Clinical development capabilities can be accessed via Contract Research Organizations while this capability is developed internally to an appropriate level
  - Internal/external development resources to evolve following next level assessment
- **Investment required**
  - Limited initial investment (chemistry and biochemistry)
  - Existing R&D capabilities will be leveraged under a co-development scenario with quality technology partner(s) to deliver proprietary (ICE) products within medium term. 2-5 early stage (Phase I/II) licensing opportunities identified
  - 5 technology platforms or product concepts to be evaluated leading to two or more ICE programs in feasibility studies within 24 months.
  - Investments in Pillar 3 internal developments largely funded by operational effectiveness gains and reallocation of existing PD resources
- **Time to impact**
  - 4-6 years from lab technology to approved ICE product

Financial analysis

FY06 trading update and outlook

mayne

- **March '06 quarter trading slightly ahead of expectations**
  - Successfully launched irinotecan in Canada and progressing well
  - Continued paclitaxel pricing pressure in EU markets
  - Intense pamidronate competition in [France, UK and Germany]
  - Recommenced selling hydromorphone in US in mid-April 06 – 3rd party sourced
  - Successfully launched mitoxantrone in US in April at generic market formation
- **Supply issues with European ampoule contract manufacturer causing earnings impact in Australia and some European countries**
- **Mulgrave, Boulder, Wasserburg and Salisbury continue to perform well**
- **Impact from strategy review expected to begin in FY07**

Outlook

- **Pro-forma* FY06 EBIT expected to be in the range of $A 108-112 million**

* Includes full year of Salisbury EBIT and full year of Head Office overhead and excludes significant items

Benchmarking analysis – generic pharma

EBITDA Margin (2005A)



Average = 27.4%
Average = 21.3%
Average = 17.6%
40%
20%
0%
32.5%
30.3%
29.8%
27.4%
26.5%
17.7%
34.1%
29.6%
28.6%
27.4%
23.7%
10.6%
8.1%
8.0%
27.3%
7.8%
21.6%
Gedeon Richter
Hikma
Krka
Zentiva
Pliva
Stada
Barr Labs
Teva
APP
Watson
Mylan(2)
KV(2)
Par
Andrx
Cipla(2)
Ranbaxy
Mayne Pharma(1)
European
US & US Focused
Indian

- **Opportunity to increase Mayne Pharma's EBITDA margin to industry average of approximately 23%**

Source: Merrill Lynch Equity research, company reports, Mayne Pharma

(1) Based on 1H 2006 Accounts, excludes significant items

(2) Calendarised to December 2005

Benchmarking analysis – specialty pharma

EBITDA margin (2005A)



Average = 32.6%
60%
40%
20%
0%
43.2%
42.6%
39.2%
37.1%
30.6%
29.8%
29.7%
21.8%
19.5%
21.6%
Biovail
King
Medicis
Forest
Novo Nordisk
Lundbeck
Allergan
Schering AG
UCB
Mayne Pharma(1)
European
US & US Focused

- **[Mayne Pharma will target achieving EBITDA margins of 30% within the next five financial years]**

Source: Merrill Lynch Equity research, company reports, Mayne Pharma

(1) Based on 1H 2006 Accounts, excludes significant items

mayne

Dynamics at play - external

- **Governments globally expected to continue to support increased use of generic products to reduce growth in healthcare expenditure**
- **Government pricing initiatives leading to reduced pricing for both branded and generic products in some markets**
- **Strong pipeline of patent expiries**
- **Increasing competition in generic pharmaceuticals in major markets**
  - Shortening generic product life cycles
  - Increasing price erosion
  - New entrants from low cost countries into US and Europe
  - Established generic pharmaceutical companies in US looking to Europe for growth and vice versa
  - Increasing use of alliances for product development, co-promotion and licensing

Dynamics at play - internal

mayne

- **Strong revenue growth in FY05 (35%) and expected for FY06 (15%)**
- **Clean balance sheet - $75 million net cash and $225 million undrawn debt facility**
- **Strong operating cash flows in 1H06**
- **International sales and marketing platform to be leveraged with stronger pipeline of product launches in the coming two years due to patent expiries, in-licensed product launches and litigation dependent launches**
  - Irinotecan – CA – Feb 2006
  - Mitoxantrone – US – April 2006
  - Epirubicin – EU – June 2006
  - Ondansetron – US – Dec 2006
  - Irinotecan – US – FY08
  - Oxaliplatin – UK – Litigation dependent
  - Anti-infectives – Strides – progressive rollout in US and EU in FY07 to FY09
- **Specialty strategy to deliver increasing proportion of revenues and earnings from patent protected products should increase gross margins over time**
- **Operational effectiveness gains will be largely offset by specialty proprietary product development expenditure**

Financial impact of building specialty pharma

Pillar 1	Capital investment required ($A)	FY07 P&L impact ($A)
Operational effectiveness (OE)	$5 M	Around $10 M
Generic pipeline	Ongoing PD IP Litigation	- Funded by generic business growth and OE savings
US strategy	Deal dependent	Target positive EBIT
Compounding	Deal dependent	Deal dependent
Pillar 2		
Selected in-licensing and M&A	Deal dependent	Deal dependent
Sales and marketing infrastructure	Product dependent	Funded primarily by product cash flows
Pillar 3		
Additional investments in PD (ICE, clinical, pre-clinical etc…)	Ongoing	Funded by OE savings
2-5 in-licensing opportunities	Product dependent	$1-3 M cost
Redirecting resources	Less than $1 M	Less than $1 M cost

Financing options

mayne

- **Strategy requires capacity to make bolt-on and potentially larger acquisitions**
- **Strong balance sheet provides substantial flexibility**
- **Depending on the size and nature of the deal, will consider debt and/or raising equity**
- **UK listing continues to be evaluated but no decision yet made**
  - Key criteria include maximising shareholder value and minimising cost of capital
- **Unlikely to increase gross debt beyond 1.5X EBITDA**
- **Recent completion of plant redevelopments will substantially reduce total CAPEX in FY07 and beyond so that maintenance CAPEX is roughly equivalent to depreciation**

Financial summary

mayne

- Benchmarking analysis indicates scope for improvement
- Strong performance in FY05 and FY06 and clean balance sheet provides confidence for oncology transition
- Investments in products to drive establish specialty pharma may be funded in debt or equity depending on deal size – focus is on quality of the opportunity
- Sales and distribution infrastructure build for proprietary products funded by cash flows of products in-licensed/acquired in pillar 2
- Operational effectiveness savings and continued growth in the generic business expected to fund ongoing investments required in Product Development to maintain a robust generic pipeline (Pillar 1) and build a specialty pharma pipeline (Pillar 3)

mayne

Key implementation steps

Benefits of global organisation in pharma

- **Organisational alignment**
  - Provides focus and establishes priorities
  - Clear communication lines and areas of responsibility
  - Leverages skills from all countries and functional areas
  - Reduces regional duplication
- **Global portfolio management and prioritisation to improve focus and reduce complexity**
- **Improved global demand forecasting for supply chain efficiencies**
- **Global product priorities define sales and marketing focus and spend to maximise value**

Implementation

mayne

- **Successful implementation requires organisation change in three areas:**
  - Core business to align around global products not geographies
  - Office of operational effectiveness established to drive change and reports to the COO and Executive Committee
  - Business Development function must now focus on specialty proprietary build
- **Global standards and process to be implemented with flexibility to meet regional and local needs**
- **Cradle to grave product management structure to be established**
- **Strategic partner management function to manage the increasing reliance on 3rd parties for sourcing product**

Next Steps

mayne

April-May	June-July	H1 FY07	H2 FY07	FY08	FY09+
▪ Appoint Ops Effectiveness Steering Committee ▪ Collate existing projects and design new ones ▪ Appoint OE Program and Project leaders ▪ Appoint Project Leaders and teams to pursue Pillar 2 and 3 build options	▪ Prioritise OE projects ▪ Engage front line and validate targets ▪ Phase OE initiatives ▪ Set detailed operational targets and performance scorecards ▪ Integrate into financial plans and budget ▪ Quickly filter and stage Pillar 2 opportunities	▪ Secure quick OE wins ▪ New processes bedded down ▪ First specialty oncology corporate development opportunity announced ▪ Internal product development realignment to include ICE development	▪ Continue implementation and secure bulk of operational effectiveness savings run rate ▪ Target second proprietary licensing deals	▪ Full operational effectiveness savings run rate expected ▪ Follow-on proprietary licensing deals	▪ Continuous improvement

First proprietary sales (deal dependent) ← H2 FY07 to FY09+ →

Summary – key takeaways

- **Strategy builds on existing strengths and is made up of Three Pillars**
- **Each is important on its own and also integrated with the others**
- **We have a strong base and proven history in generic oncology globally**
- **We have successfully built a specialty proprietary oncology business in Australia**
- **Our underlying business is sound**
- **We will extract additional value by reducing complexity, improving our processes and focusing on those activities that will drive the greatest returns**
  - We expect these operational effectiveness changes to deliver around $10 million EBIT improvement in FY07
- **We will continue to deepen our generic oncology product portfolio to enhance our sales proposition by:**
  - Focusing investments on the largest pipeline opportunities and seeking first to market positions
  - Investing in IP litigation capabilities

mayne

Summary – key takeaways

- **Size and speed of specialty pharma infrastructure build will be matched to scale of in-licensed/acquired specialty product sales and cash flows**
- **Moving into specialty proprietary oncology products will over time:**
  - Increase margins
  - Larger average product life cycles
  - Reduce earnings volatility
- **We will re-invest operational effectiveness gains in building a strong specialty oncology pipeline to drive long-term value**
- **We will develop our US business by:**
  - Investing in paragraph IV opportunities that have significant potential
  - Investing in selected oncology product or business acquisitions that add product or specialty proprietary capability or both
  - Evaluating creative M&A opportunities aligned with our oncology vision
- **We will list our shares in markets which maximise our value and minimise our cost of capital**

Questions and answers

mayne

Appendices

Mayne Pharma's FY05 sales composition

Already a strong foundation in oncology



Other
19%
Antidotes
3%
Cardiovascular
3%
Anaesthetics
2%
Oncology
73%

- Cancer treatment (defined as cytostatic therapy, injectable bisphosphonates, antibiotic and pain management) contributed over 70% of Mayne Pharma revenue in FY05

Oncology: high unmet needs in niche indications

- High prices paid for improved survival
- Specialised therapy, Key Opinion Leader (KOL) driven (efficient sales)
- Smaller peak product sales, many targets, often not on Big Pharma radar



[redacted]
Mortality Rate
Low
24%
Other
Leukemias
Other
Pancreatic
Liver
Lung
Ovarian
Multiple
Myeloma
Brain
Myeloid
Leukemias
Other
Gastrointestinal
Stomach
Lymphocytic
Leukemias
Colorectal
Kidney
Lymphomas
Oral
Cavity
In general, the less common the cancer, the higher the mortality rate.
Uterine
Bladder
Breast
Melanoma
& Skin Cancer
Prostate
Thyroid
Testicular
Low
<30 pmp*
Incidence
[redacted]

* Per million of population
Source: National Cancer Institute SEER Database, GLOBOCAN 2002, Mayne Pharma estimates

Opportunity to increase proportion of sales from major markets



Market
Mayne
US$92b
US$32b
US$59b
100%
80%
60%
40%
20%
0%
Hospital injectables
Oncology
Generics
Product sales
▪Other**
▪ANZ
▪Canada
▪UK
▪Spain
▪Italy
▪Germany
▪France
▪US

*Source: FY06 6+6 Management forecast; IMS; Mayne analysis
** Sales in countries outside top 8 markets (exc. Japan)

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/04/2006

TIME: 15:01:04

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Martin Sime
Date of last notice	21 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	18 April 2006
No. of securities held prior to change	15,650
Class	Ordinary
Number acquired	744
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,284.08
No. of securities held after change	16,394
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for the purposes of the Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/04/2006

TIME: 14:59:52

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Rowan McRae Russell
Date of last notice	21 March 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	18 April 2006
No. of securities held prior to change	57,577
Class	Ordinary
Number acquired	892
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,738.44
No. of securities held after change	58,469
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for the purposes of the Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/04/2006

TIME: 14:59:52

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Willcox
Date of last notice	21 March 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	18 April 2006
No. of securities held prior to change	53,483
Class	Ordinary
Number acquired	1,785
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,479.95
No. of securities held after change	55,268
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for purposes of Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/04/2006

TIME: 14:57:01

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lia Scheinkestel
Date of last notice	21 March 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	18 April 2006
No. of securities held prior to change	26,562
Class	Ordinary
Number acquired	676
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,075.32
No. of securities held after change	27,238
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for purposes of Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/03/2006

TIME: 14:23:43

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Martin Sime
Date of last notice	21 February 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 March 2006
No. of securities held prior to change	14,876
Class	Ordinary
Number acquired	774
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,283.30
No. of securities held after change	15,650
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for the purposes of the Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/03/2006

TIME: 14:23:12

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lia Scheinkestel
Date of last notice	21 February 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 March 2006
No. of securities held prior to change	25,859
Class	Ordinary
Number acquired	703
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,073.85
No. of securities held after change	26,562
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for purposes of Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/03/2006

TIME: 14:22:31

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Willcox
Date of last notice	21 February 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 March 2006
No. of securities held prior to change	51,625
Class	Ordinary
Number acquired	1,858
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,481.10
No. of securities held after change	53,483
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for purposes of Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/03/2006

TIME: 14:21:50

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Rowan McRae Russell
Date of last notice	21 February 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 March 2006
No. of securities held prior to change	56,648
Class	Ordinary
Number acquired	929
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,740.55
No. of securities held after change	57,577
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for the purposes of the Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A